Exhibit 99.2

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Attachment B

The number of H Shares to which this proxy form relates[1]

Second Form of Proxy for Extraordinary General Meeting

I/We2,                                                                                                                                                                                                                                          , residing at                                                                                                                                                                                                                                    , being the registered holder of3                                                                                                                                                ordinary shares of the Company, HEREBY, APPOINT4,                                                                                                                                                                                                               , residing at                                                                                                                                                                                                                                       as my/our proxy/proxies to attend on my/our behalf the second extraordinary general meeting of 2023 (the “EGM”) of China Southern Airlines Company Limited (the “Company”) to be held at the No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC at 9:00 a.m., on Thursday, 3 August 2023 and to act and vote on my/our behalf at the EGM in respect of the resolutions listed below, in accordance with my/our instructions below5.

Ordinary Resolutions		For[5]	Against[5]	Abstain[5]
1.	Resolution regarding the Satisfaction of the Conditions of the Issue of A Shares to Specific Entities by the Company.

2.	Resolution regarding the Feasibility Report on the Use of Proceeds from the Issue of A Shares to Specific Entities by the Company.

3.	Resolution regarding the Report on Use of Proceeds from the Previous Fund- Raising Activities.

4.	Resolution regarding the Impacts of Dilution of Current Returns of the Issue of Shares to Specific Entities and the Remedial Returns Measures and the Undertakings from Controlling Shareholder, Directors and Senior Management of the Company on the Relevant Measures.

Special Resolutions		For[5]	Against[5]	Abstain[5]
5.	Resolution regarding the Demonstration and Analysis Report relating to the Company’s Plan on Issue of Shares to Specific Entities.
6.00	Resolution regarding the Proposal of the Issue of A Shares to Specific Entities by the Company.

6.01	Types of Shares to be issued and the nominal value

6.02	Issue method and period

6.03	Subscribers and subscription method

6.04	Price benchmark date, issue price and pricing method

6.05	Number of shares to be issued

6.06	Lock-up period

6.07	Proceeds raised and the use of proceeds

6.08	Place of listing

6.09	The arrangement for the distribution of undistributed profits accumulated before the issue of A Shares to specific entities

6.10	Validity period of this resolution regarding the issue of A Shares to specific entities

7.	Resolution regarding the Preliminary Proposal of the Issue of A Shares to Specific Entities by the Company.

8.	Resolution regarding the Connected Transactions Involved in the Issue of A Shares to Specific Entities by the Company.

9.	Resolution regarding the Connected Transactions involved in the Issue of H Shares to Specific Entity by the Company.

Special Resolutions		For[5]	Against[5]	Abstain[5]

10.	Resolution regarding the Conditional Subscription Agreement in relation to the Subscription of A Shares under the Issue of A Shares to Specific Entities by China Southern Airlines Company Limited Entered into between the Company and the Specific Entity.

11.	Resolution regarding the Conditional Subscription Agreement in relation to the Subscription of the H Shares under the Issue of H Shares to Specific Entity by China Southern Airlines Company Limited Entered into between the Company and the Specific Entity.

12.	Resolution regarding the Board or the Authorised Person(s) thereof being Authorised to Amend the Relevant Articles of the Articles of Association of China Southern Airlines Company Limited upon Completion of the Issue of Shares to Specific Entities.

13.	Resolution regarding the Board or the Authorised Person(s) thereof being Authorised by the General Meeting with Full Power to Deal with All Matters relating to the Issue of A Shares to Specific Entities and the Issue of H Shares to Specific Entities.
Additional Ordinary Resolution Voted by Accumulative Voting Method[6]

14.00	Resolution regarding the election of independent non-executive Director for the 9th session of the Board of the Company:	Accumulative Voting[6] (Please fill in the number of shares voted)

14.01	Resolution regarding the election of Ms. Pansy Catilina Chiu King Ho as an independent non-executive Director for the 9th session of the Board of the Company.

Signature[7]:	Date:

Notes:

1.

Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2.	Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).
3.	Please insert the number of all the shares in the Company registered in your name(s).
4.	If no person is appointed as proxy, the Chairman of the EGM will be deemed to have been appointed by you as your proxy.
5.

For Resolutions nos. 1 to 13: If you wish to vote for any of the resolutions, please insert a “✓” in the box marked “FOR” or if you wish to vote against any of the resolutions, please insert a “✓” in the box marked “AGAINST”; or if you wish to abstain from voting for or against the resolution, please insert a “✓” in the box marked “ABSTAIN”. If no indication is given, then your proxy/proxies may vote in such manner as he/ she/they think(s) fit. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the EGM. The shares abstained will be counted in the calculation of required majority.

6.	For Resolution no. 14.00: “Accumulative voting” will be used in carrying out the voting and the counting of voting results in respect of Resolution no. 14.00.

In “accumulative voting” for every share held by a shareholder who participates in the voting, the shareholder will have the same number of voting rights which equals the number of directors/supervisors to be elected. Such shareholder may cast all his/her votes on one single candidate or different candidates separately. No ballot will be cast under “For”, “Against” or “Abstain” in accumulative voting. Where the votes cast for a certain candidate of director or supervisor of the Company are more than half of the total number of shares held by all shareholders attending the EGM (before accumulation), such candidate shall be elected as a director or supervisor of the Company.

Please fill in the blanks entitled “Accumulative Voting” under Resolution no. 14.00 in accordance with the following instructions:

(1)

For every share held by you, you will have the same number of voting rights which equals the number of directors or supervisors of the Company to be elected in each resolution. For example, if you are holding 1 million shares of the Company, the aggregate number of votes which you will have in respect of Resolution no.14.00 will be 1 million (i.e. 1 million shares x 1 = 1 million voting shares).

(2)

You may cast all your votes on one candidate or cast any portion of your votes on different candidates in any combination. Please fill in the number of votes you wish to cast for certain candidate(s) in the “Accumulative Voting” column.

(3)

If you mark “✓” and also fill in the number of votes cast in the “Accumulative Voting” column under certain candidate(s), such number of votes filled in shall prevail for the counting of votes; if you mark “✓” without filling in number of votes cast in the “Accumulative Voting” column under certain candidate(s), it shall be deemed that you have cast all your votes to a certain candidate or allocated all your votes to certain candidates equally.

(4)

Where the total number of votes cast by a shareholder for one or several of the candidate(s) of directors is in excess of the number of votes carried by the total number of shares held by him, the votes cast by the shareholder shall be invalid, and the shareholder shall be deemed to have waived his voting rights. Where the total number of votes cast for one or several candidate(s) of directors by a shareholder is less than the number of votes carried by the total number of shares held by such shareholder, the votes cast by the shareholder shall be valid, and the voting rights attached to the shortfall between the votes actually cast and the votes which the shareholder is entitled to cast shall be deemed to have been waived by the shareholder.

7.

This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.

8.

To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong in not less than 24 hours before the time appointed for the holding of the EGM.

9.

A proxy, on behalf of the shareholder, attending EGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.

10.

This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 8; and the other copy shall be produced upon the EGM by the proxy of the shareholder pursuant to Note 9.

11.	Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned EGM should you so wish.